J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

United States

UBS Securities LLC

1285 Avenue of The Americas

New York, NY 10019

United States

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

United States

VIA EDGAR

May 5, 2020

Mr. Bernard Nolan

Mr. Larry Spirgel

Ms. Inessa Kessman

Mr. Robert Littlepage

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kingsoft Cloud Holdings Limited (the “Company”) (CIK No. 0001795589)

Registration Statement on Form F-1, as amended (Registration No. 333-237726)

Ladies and Gentlemen:

We hereby join the Company in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on May 7, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 3,383 copies of the Company’s preliminary prospectus dated May 4, 2020 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature page follows)

Very truly yours,

As representative of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Paul J Mule
Name:	Paul J Mule
Title:	Executive Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

UBS SECURITIES LLC

By:	/s/ Jake Ettore
Name:	Jake Ettore
Title:	Executive Director

By:	/s/ Patrick Yarborough
Name:	Patrick Yarborough
Title:	Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Managing Director

[Signature Page to the Acceleration Request]